EXHIBIT 1

AGREEMENT OF JOINT FILING

Energy Income Partners, LLC, James J. Murchie, Eva Pao, Saul Ballesteros and John K. Tysseland hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2020

By:	/s/ James J. Murchie
Energy Income Partners, LLC Title: Chief Executive Officer

By:	/s/ Eva Pao
Name: Eva Pao Title: Partner

By:	/s/ Saul Ballesteros
Name: Saul Ballesteros Title: Head Trader

By:	/s/ John K. Tysseland
Name: John K. Tysseland Title: Portfolio Manager